NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER

I.  COMPOSITION AND QUALIFICATIONS

      The Nominating/Corporate Governance Committee (the "COMMITTEE") of the Board of Directors of the Company shall be comprised of three (3) or more members of the Board of Directors, each of whom is determined by the Board of Directors to be independent in accordance with the rules of Nasdaq.

II.  APPOINTMENT AND REMOVAL

      The members of the Committee shall be appointed by the Board of Directors and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause by a majority vote of the Board of Directors.

III.  DUTIES AND RESPONSIBILITIES

      The duties of the Nominating Committee of the Board of Directors are as follows, subject to any requirements of the Company's Certificate of Incorporation or By-laws or any applicable agreements between the Company and its shareholders, are to:

         1. Make recommendations regarding the size and composition of the Board.

         2. Establish and recommend to the Board criteria for the selection of new directors to serve on the Board. Generally, to select people who are independent and diverse in a broad sense -- people with a variety of backgrounds, experiences, cultures and skills who will bring individual talents or contribute to the needs of the Board and the Company. Further, nomination candidates would be those able to work in a collaborative and collegial fashion with other directors and senior management, in a manner consistent with the current operating practices of the Board.

         3. Identify individuals, including those recommended by other parties, qualified to become Board members, consistent with criteria approved by the Board.

         4. Select the director nominees for the next annual meeting of stockholders.

         5. Determine the appropriate committee structure of the Board and, in fulfilling the Committee's responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities, as it deems appropriate.

         6. Recommend Board committee assignments and any changes to such assignments.






         7. Oversee the evaluation of the Board members.
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         8. Act as a forum to hear special concerns that might arise which require the attention of non-employee directors.

         9. Make periodic recommendations for improving the Board's effectiveness and discuss annually with the full Board its effectiveness.

         10. Develop and recommend to the Board a set of corporate governance principles applicable to the Company.

         11. Report regularly to the Board of Directors.

         12. Have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.